3/6


04010612

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eastmain Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

FILE NO. 82- 4481 FISCAL YEAR 7-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DATE: 3/16/04



EASTMAIN

EASTMAIN RESOURCES INC. 2003 ANNUAL REPORT

2003

philosophy

Eastmain Resources Inc. is a Canadian company whose primary objective is the exploration and discovery of profitable ore deposits. Management believes that in order to *be profitable we must explore marketable commodities* in the geologic regimes we know best. We select projects with potential to change the economic face of the company and put our treasury to work exploring them.

While we recognize a need to develop progressive marketing strategies, the bulk of our money is spent in the ground. More drilling provides greater opportunity for discovery of profitable ore bodies.

opportunity

Current bullish trends in the gold market have given Eastmain a stronger currency, enabled us to fortify our treasury, acquire new assets and maintain aggressive levels of exploration at existing holdings.

For shareholders these trends have sparked a realization that Eastmain Resources Inc. is a "buy". With defined ounces in *the ground, increasing gold resources, new partnerships,* alliances, and industry and institutional support, Eastmain provides investors with an excellent opportunity to realize significant long-term financial gain.

strategy

In order to maximize the probability of success we must sustain aggressive exploration for "World-Class" ore deposits, while building our market share. With an emphasis on its search for gold, Eastmain has maintained a Canadian focus. Ranked among the world's top 10 places to explore with respect to mineral wealth and political stability, Ontario and Québec are endowed with an abundance of unmined *mineral deposits.The Company has formed joint-venture* partnerships and/or strategic alliances with some of the world's most successful mining companies. Wherever possible, Eastmain uses the financial resources, marketing abilities, proprietary data and technical expertise of these partners to advance our projects and Company awareness.

corporate highlights:

- Ended 2003 with new 6-yr high in share price
- Every ER share backed by over US$5 in gold
- $7 Million in cash – no debt
- Launched a new strategic alliance with Goldcorp – owner of world's richest gold mine
- Goldcorp Inc. backs ER with $1.5 Million investment
- Sprott Asset Management, SIDEX, Anglo Pacific Group and Dundee Precious Metals increase share holdings
- Expanded market awareness in 3 key US cities
- Elevated investor communication and marketing campaign triggers improved liquidity
- 28 million shares traded; share price up 211% in one year



EASTMAIN

Dear Investor,

Should you wish to be added to our mailing lists, please complete the following and return by mail, fax or email.

Name: ______________________

Company: ______________________

Address: ______________________

____

City: ______________________

Province/State: ______________ Postal/Zip Code: ______________

Country: ______________

Phone: ( ) ______________ Fax: ( ) ______________

Email: ______________

For regular press releases and quarterly financial statements:

☐ Please add my name to the mailing list.

☐ Please add my name to the fax list.

☐ Please add my name to the Email list.

* *Note annual reports are issued by mail only. Quarterly financial statements are available by email in pdf format only.*

For more information, please visit our web site at www.eastmain.com.

Thank you for your interest in Eastmain Resources Inc.

EASTMAIN RESOURCES INC.

Corporate Office: 36 Toronto Street, Suite 1000, Toronto, ON, Canada M5C 2C5 • *Exploration Office*: RR #1, Orangeville, ON Canada L9W 2Y8
tel. [519] 940-4870 • fax [519] 940-4871
e-mail: robinson@eastmain.com

exploration highlights:

C$1.6 Million expenditure adds US$100 Million in gold to Clearwater resource

2002 drilling yields 80% growth in Clearwater gold resource

2[illegible] extends Eau Claire deposit laterally and at depth – deposit still open



exploration, discovery, profitability

High-grade gold veins at Clearwater traced continuously from surface to below 600 metres – 0.53 oz per ton gold discovered at 2,149 ft down hole

C$34 Million road completed by Hydro Québec to within 5 kms of Eau Claire deposit

Added new gold projects to exciting portfolio – Reserve Creek and Radisson

Successfully expanded JV partner-base – Goldcorp alliance; Dianor funding exploration for diamonds on ER ground





TRADING VOLUME & SHARE PRICE



millions of shares
30
25
20
15
10
5
0
+ 164%
96 97 98 99 00 01 02 03

trading volume

Eastmain's trading volume in 2003 was equal to the previous seven years combined! Over 28 million shares traded in 2003 through 7,242 transactions valued at $16.6 Million. Volume increased by 164% compared to 2002 and by 2,026% in contrast to 2001! Our strategic alliance with Goldcorp triggered a sharp increase in tra[illegible]nd share price.



$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
+ 627%
96 97 98 99 00 01 02 03

share price

Eastmain's share price has increased by 627% in the last five years and is up by 211% over 2002. As with many exploration and mining companies in a bear market, our share price drifted sideways from 1997 to 2002. Our share price showed signs of recovery in 2002 as the price of gold broke its downward trend: with the acquisition of our option to earn a [illegible] interest in the Clearwater Project, share price [illegible] at a five year high.



ER
TTGD
$1.2
$1.0
$0.8
$0.6
$0.4
$0.2
$0.0
+ 104%
^ jan 2003
dec 2003 ^

price vs. gold index

Eastmain outperformed the S&P/TSX Index in the last quarter of 2003 by 104% and the Toronto Stock Exchange Gold Index (TTGD) after the July purchase of SOQUEM's back-in rights. In November Eastmain formed a 5-yr strategic alliance with Goldcorp, causing a sharp increase in share price and volume. As gold price climbs, our growing resource continues to boost share price and volume. Predictions of $450 to $470 gold in 20[illegible] have a positive i[illegible]

REPORT TO SHAREHOLDERS

We are clearly in the early stages of a gold bull market. Industry consensus on gold is optimistic, predicting a price well above US$400. Such an increase bodes well for Eastmain shareholders – our shares are backed by GOLD! In the last six months Eastmain's share liquidity has skyrocketed with over 28 million shares traded at a significant increase in share price. With increased public awareness, increased financing, new projects and new partners the Eastmain story just keeps getting better.

The Corporation is very pleased to have formed a strategic alliance with Goldcorp for the purposes of acquisition, exploration and development of gold deposits in the province of Québec. Eastmain has teamed with one of the country's most successful and innovative mining and marketing companies. Owners of the richest gold mine in the world, Goldcorp has selected our exploration group to provide opportunity for discovery within one of the most metal-endowed districts in the world – Québec. This new partnership adds tremendous recognition and value to Eastmain and its shareholders. In turn, Goldcorp gains exposure to potential new projects increasing the opportunity to grow its gold reserves and production.

Eastmain is quickly approaching our objective of earning a 75% interest in the Clearwater Project, a joint venture with SOQUEM Inc. An aggressive drilling campaign in 2002 increased the resource by 80%. Your Company added US$100 Million in gold (gross metal value) to the Eau Claire deposit with a C$1.6 Million investment. Driven by pro-mining provincial financial incentives, Eastmain's discovery cost of approximately C$2 per inferred ounce of gold at Clearwater is an industry benchmark. The 2003 exploration program has also added value to the project with very positive assay results in 17 of the 19 holes drilled. Significant gold intercepts have been intersected in deeper drilling and at the eastern edges of the current deposit. The Main Group of veins has now been traced continuously from surface to below 600 metres vertical depth with grades of over half-an-ounce of gold at surface and as deep as 655 metres. Work to date suggests the deposit is still open in all directions.

Hydro Québec has completed a C$34 Million all-weather road to the Eastmain River in preparation for their EM-1 power installation. The Eau Claire gold deposit is situated only 3 miles (5 km) northeast of this new road. Sources now tell us that Hydro Québec has begun construction of a bridge crossing the river. Bridge access is expected by August 2004. With each stage of additional infrastructure the economics of a mine at Clearwater dramatically improve. Accessibility will reduce exploration costs, allow extraction of bulk samples for scoping studies and permit future haulage of ore products.

This year the Corporation also acquired an option to earn 50% interest in the Reserve Creek gold project located in Northern Ontario. This property lies within the Red Lake-Uchi greenstone belt, which hosts the famous Red Lake mine, owned and operated by our strategic partner Goldcorp.

Dome Mines first discovered gold on the Reserve Creek property as early as the 1940's. In 2003, Slam Exploration Ltd. confirmed historical accounts of high-grade gold across mineable widths near surface. Under the agreement with Slam, Eastmain will fund $1.1Million in exploration over a three-year period, to earn 50% interest in a property with at least three known gold zones. There is excellent potential for the development of a significant gold deposit on this under-explored 1,856-hectare property.

Eastmain is also pleased to report to its shareholders that a new joint venture partner has optioned our Abitibi Extension project. Proprietary geophysical data acquired from BHP Billiton indicates that key elements for the potential discovery of diamond deposits are evident in the area. Our new partner, Dianor Resources Inc. adds its geochemical expertise in MMI technology to the search for diamond-bearing rocks on our properties. The agreement with Dianor is in keeping with our strategy to increase shareholder exposure to the benefits of discovery by forming partnerships on early-stage projects.

The Company fortified its treasury by raising $7 Million through private placements. Over ten financial institutions, senior mining companies, and management hold a combined 40% interest in shares issued in the Corporation. Several well-recognized financial institutions, lead by Sprott Asset Management, SIDEX, the Contrarian Fund, Dundee Precious Metals and Anglo Pacific Group of the United Kingdom, have demonstrated their confidence in the Company by adding to their existing holdings. Goldcorp endorsed the discovery potential of Eastmain through investments totalling $1,525,000 and an exploration alliance initiated in October 2003.

Your Company has made a commitment to improve shareholder communication and investor awareness. We have taken a page from Goldcorp, that it in addition to finding a mine, our responsibilities include making potential investors aware of the assets of the Corporation.

Eastmain's strength and success is built on excellent Partners, Projects and People. We are dedicated, motivated and excited about our future prospects.

On behalf of management and the Board of Directors, we extend our thanks to our partners and the many contractors and service providers who have given of their time and resourcefulness; and to you – our shareholders – for your encouragement, confidence and support. Upon his retirement as a director, we sincerely thank Mr. Hugh Snyder for his service and dedication to the Company and wish him well in his future endeavours.



Donald J. Robinson
President,
December 31, 2003

CORPORATE SNAPSHOT

Trading Symbol: ER

Exchange: TSX

Shares Issued:
44.1 Million

2003 Share Volume:
28 Million

2003 Trading Range:
$0.30 - 1.09

Treasury:
$7.0 Million

Joint Venture Partners:

Barrick Gold Corp.
BHP Billiton
Dianor Resources Inc.
Falconbridge Ltd.
Goldcorp Inc.
Phelps Dodge Corp.
Newmont Canada Ltd.
Slam Exploration Ltd.
SOQUEM Inc.
Stratabound Minerals Corp.



$ Millions
7
6
5
4
3
2
1
0
+457%
yr 95 96 97 98 99 00 01 02 03 04

treasury

Our cash position increased to $7 Million, up 457% from December 2002. The Corporation's cash position would increase to $14 Million on a fully diluted basis. Figure illustrates year-end cash plus cash equivalents vs. Dec. '04.



$ Millions
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
+361%
yr 96 97 98 99 00 01 02 03

market capitalization

Eastmain's Market Capitalization has improved by 361% over 2002 and is up by 1,866% over the last five years. Every share is backed by more than US$5 in gold; Value increases with every drill program.



Millions of ounces
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
+225%
yr 87 95 99 00 01 02

clearwater gold resource

Our gold resource increased by 80% in 2002 and is up by 225% since 1999. Last year Eastmain added US$100 Million in gold resources with a C$1.6 Million investment. After provincial rebates our discovery cost was less than US$2 per ounce – one of the lowest in the industry.


EXPLORATION

PROJECT PORTFOLIO

QUÉBEC

02. Radison: 64 hectares of Archean-aged volcanic-sedimentary rocks hosting multiple gold occurrences. Accessible by logging road, the property is located 550 km north of Matagami. The best assays include grabs to 11.9 gpt gold (0.35 oz) and channel samples of 2.1 gpt gold over 1.3 metres.

01. Clearwater: The company's flagship gold project, located in the James Bay Lowlands of Québec, hosts the Eau Claire deposit. As of 2002 resource estimates Eau Claire has 630,000 ounces of contained gold (indicated and inferred). Deposit is open in all directions. High-grade veins exposed at surface, which range from 18.1 to 118 gpt gold (0.53–3.45 oz/ton), have been traced continuously to below 600 metres. Updated resource calculation expected in first quarter of 2004.









ONTARIO

07. Reserve Creek: *Option to earn 50%.* Located at the eastern end of the Red Lake – Uchi Greenstone Belt, a suite of rocks made famous with the discovery of Goldcorp's Red Lake Mine, the Reserve Creek property hosts at least 3 known gold zones. High-grade gold found in quartz veins and sulphide-rich rock. Up to 72.6 gpt (2.12 oz) in quartz veins and up to 11.64 gpt over 4.6 metres (0.35 oz/15 ft) in sulphide zones reported in drilling. Exploration to begin first quarter.

08. Abitibi Extension: Properties prospective for gold, base metals and diamonds covering the unexplored western extension of the prolific Abitibi Greenstone Belt. Airborne surveys flown by BHP confirmed that rocks of the $120-Billion metal-producing belt extend onto Eastmain ground. Eastmain is now the sole owner of this exclusive data. In October, Dianor Resources Inc. was granted the option to explore the area.

09. Akweskwa: A stratabound pyritic horizon enriched in gold, silver and zinc, similar to ore-bearing rocks at the Hemlo and Bousquet mines, has been traced for over 3 km. Drilling in 1996 intersected up to 18.5 gpt gold (0.54 oz) and 6.2 gpt silver.

10. Kidd Project: Eastmain option. Base metal VMS claims 2.5 km east of Falconbridge's 160-million-tonne Kidd Creek Mine.

11. Plummer Additional: Eastmain has an option from Phelps Dodge to acquire an undivided 100% interest in this 192-hectare IOCG prospect. The project hosts 8 copper, iron oxide +/- uranium occurrences in Plummer Additional Township, 5 km north of the historic copper mining town of Bruce Mines.


ONTARIO

03. Lidge: This 928-hectare property, located 250 km north of Matagami, hosts a stratabound, pyritic gold horizon geologically similar to the Bousquet and Hemlo mines of the Canadian Shield. Early drilling intersected up to 11.42 gpt gold over 1.3 metres (0.33 oz/ton/ 4.3 ft) within a pyrite-pyrrhotite-fuchsite bearing cherty tuff.

04. Lac Hudson : Wholly owned property located in central portion of Eastmain Belt. Covers prospective geology similar to that found hosting Placer Dome's Musselwhite gold mine. Preliminary work detected anomalous gold and base metal concentrations in sulphide facies iron formation and cherty exhalite horizons. Cursory drilling intersected up to 7.9 gpt gold across 1.28 metres (0.23 oz / 4.2 ft), including 15.2 gpt gold (0.44 oz) and 22.3 gpt silver (0.65 oz) over 0.6 metres (2 ft).

05. Reservoir: Located in the central part of the Eastmain Greenstone Belt, this 1,300-hectare property is owned entirely by Eastmain. Wide-spaced drilling identified three copper-gold zones grading up to 8.15% copper, 36 gpt gold (1.05 oz) and 52 gpt silver (1.52 oz). A 10-million-tonne copper-gold mineralized envelope surrounds this 1.8 km-long metal prospect. Reservoir is geologically analogous to the 10-mllion-ounce McIntyre Gold mine at Timmins. Exploration is expected to continue in 2004.

06. Lac Elmer: Eastmain and Barrick Gold Corporation jointly own this exploration permit in the western end of the Eastmain River Greenstone Belt. Geologically similar to Ontario's 30-million-ounce Hemlo mine and the gold mines of Val d'Or, Québec, Lac Elmer hosts a 12-km-long mineralized horizon enriched in gold, silver, copper and zinc. Grades to 132 gpt gold (3.85 oz/ton) and 1,000 gpt silver (29.2 oz/ton) obtained in this zone. Quartz veins in extremely altered rocks assayed in excess of 100 gpt gold (2.92 oz) with several ounce-grade intersections.


EBEC
N.B.











NEW BRUNSWICK

12. Railroad: Railroad is situated immediately south of past-producing Heath Steele Mine (25M tonnes) and about 45 km southwest of the 165-million tonne Brunswick 12 zinc-lead-silver mine. This 6,400-hectare property hosts several major base-metal prospects in key Brunswick mine rocks. Drilling intersected multiple high-grade horizons in base-metal rich sulphide zones. Best assay included 33.4% zinc, 17.0% lead, 0.4% copper and 342 gpt silver (10 oz). Additional work proposed in light of recent activity at Noranda's Bathurst division.

13. CNE Properties: Eastmain holds an option from Stratabound Minerals Corp. on a large block bordering our Railroad property to the east. The CNE project includes the CNE deposit, with reported open pit reserves of 83,000 tons of 11.6% zinc, 4.7% lead and 4.35 oz/ton silver. It also includes the Captain deposit, with geological resources of about 200,000 tons averaging 2.1% copper, 0.17 oz/ton gold and 0.30 oz/ton silver. Additional work is planned for 2004.

14. RockyLake/Otterbrook: 75% Eastmain – 25% McBroom Resources. The properties are comprised of 55 claims flanked by the Half-Mile Lake, Stratmat and Wedge deposits. Drilling has defined significant zones of alteration containing copper-zinc sulphides.

15. Tingley Brook: 75% Eastmain – 25% Bubbee Ventures Inc. Properties cover land geologically similar to that hosting giant Brunswick deposits. Work on the southern-most claims suggests a possible deep-seated source for base metal. The Sandburn West block, located immediately west of the Railroad group, is geologically similar to the Key Anacon VMS base metal deposit. Drilling has traced wide sulphide-rich zones and iron formation for over 3 km.



EXPLORATION

Gold is back in favour and with it comes a rejuvenation of the mineral sector.

We are clearly in the early stages of a gold bull market, which bodes well for both investors and mining companies alike. Since 2001 the price of gold has moved from US$257 to US$417 an ounce – a 62% increase. Analysts predict the current rally in the price of gold will move much higher than in previous periods and in time, so will gold stocks. With a surge of investment capital available to the mining industry, exploration companies have been given a "green light" to replace a dwindling worldwide gold supply.



Why should you invest in Eastmain? We are breaking through new levels in gold price not seen since February 1996. In fact, RBC Capital Markets suggests a trading price as high US$450. For companies like Eastmain, with gold assets and good exploration projects, the value of our properties increases as the price of gold climbs. This translates into to higher contained metal values for Eastmain's growing Eau Claire gold resource and higher share prices for our investors.

Not only does Eastmain hold a gold deposit in Québec, which gets larger with each phase of exploration, but we have also acquired a second gold deposit in Ontario. The Reserve Creek Project hosts at least three extensive drill-indicated, high-grade gold zones. The Company was able to negotiate an option to increase its holdings at Clearwater and an option to obtain a half-interest in Reserve Creek at very favourable terms prior to the upsurge in the price of gold.

Our philosophy is to explore, discover and develop long-life, low-cost, profitable ore deposits within the Canadian Shield – one of the most prolific metal-endowed regions in the world. The Canadian Shield rivals the rest of the world with respect to "world-class" ore deposits. The sixty-four dollar question – are there more deposits to be found? Ask our partner Goldcorp!

On November 11, 2003 Eastmain proved that it is an *exploration partner of choice* – by forming a five-year strategic alliance with GOLDCORP, the most successful gold mining company in North America, if not the world. Our partnership is a win-win scenario for both Eastmain and Goldcorp. For Eastmain there has been instant recognition of the merits of our people and our projects. Goldcorp completed an initial private placement in the Corporation at $0.50 per share, followed by a second placement at $1.05 per share four weeks later. Eastmain benefits not only from the financial resources of a remarkably successful and innovative company, but its technical expertise, and marketing prowess as well. For Goldcorp, there is a broadened geographic exposure to resource growth through the discovery of gold deposits in Québec – one of the world's most prospective mining districts.

Discoveries once attributed to the hard work and determination of the surficial prospector are now found at much deeper levels through the use of new technological and mechanical methods. The mining industry relies on innovative junior companies to make billion-dollar discoveries using state-of-the-art geology, geophysics and geochemistry to locate the proverbial "needle in the haystack". Hidden beneath layers of soil and rock in the Canadian Shield, junior explorers are finding their treasures in remote regions and areas previously thought to have little economic value, or at deeper levels under existing deposits – zones that had been unreachable or ignored by our predecessors.

20" N 35° 11'15" N 12° 43'12" N 62° 21'11" N 32° 12'15" N 32° 32'15" N 41° 11'20" N 22° 11'25"


KOMATSU

N 32° 13'15" N 41° 11'05" N 39° 22'20" N 35° 11'15" N 12° 43'12" N 62° 21'11" N 32° 12'15" N

ONTARIO

Abitibi Extension

Eastmain has granted an option to Dianor Resources Inc. for the exploration of our overburden-covered Abitibi Extension Project. With an emphasis on diamond discovery, Dianor proposes to apply its unique method of pionjar sampling and new Mobile Metal Ion (MMI) geochemical technology on an extension of one of the world's richest mineral districts – the Abitibi Greenstone Belt. Dianor has been recognized as having a specialized expertise in the discrimination of airborne geophysical (magnetic) targets for potential kimberlites. Their methods provide a quick, cost-effective means of prioritizing drill targets.

Reserve Creek

In July, Eastmain Resources Inc. acquired an option to earn 50% interest in the Reserve Creek Gold Project from Maritime-based Slam Exploration Limited. Situated at the eastern end of the same greenstone belt that hosts Goldcorp's famous Red Lake Mine, the property comprises 1,856 hectares of prospective geology, which has been essentially dormant since the late 1980's.

Located about 150 km east of Pickle Lake and past producing gold mines Pickle Crow and Central Patricia (2.2 million ounces) the Reserve Creek property was first explored as early as 1940. Personnel for Dome Mines panned visible gold from a rusty zone near the western boundary of the property. Between 1940 and 1945 Dome Mines Ltd. located 5 gold occurrences and 2 tungsten showings. Gold was found in both high-grade veins and in sulphide-rich sheared and altered zones within volcanic rock. However, because tungsten was in high demand at the time, very little work was completed on the gold targets. Subsequent sporadic exploration into the 1980's established the existence of several high-grade ore shoots on the property. Historic drilling of a rusty shear zone riddled with quartz and carbonate veining, known as the "A-Zone" intersected gold grades of up to 0.34 ounces per ton over 22 feet (11.64 gpt/6.7metres). In quartz veins flanking the A-Zone values of up to 2.12 ounces per ton (oz/ton) were reported over narrow intersections. In the "B-Zone", an altered silicified magnetic sulphide bearing horizon, drilling intersected values of up to 0.35 oz/ton over 15 feet (11.6 gpt over 4.57 metres).

In the fall of 2003, our partners Slam Exploration Ltd. completed a total of 966.5 metres (3,170 ft) of diamond drilling in 7 holes, to confirm 3 major gold zones. All 7 holes intersected gold mineralization, with 5 of the 7 holes intersecting values comparable to historic results. Holes RS03-01, -02, -03 and -05 include intervals with gold values above 10 grams per tonne (0.29 oz/ton). Hole RS03-04 intersected 40.90 grams gold per tonne (gpt) over a half-metre interval (1.19 oz/ton over 1.64 ft), while RS03-02 intersected 7.73 gpt gold over 4.10 metres (0.23 oz/13.45 ft).

With drilling to only about 176 metres depth, and geology and alteration similar to that found in the Pickle Lake and Red Lake gold camps, the Reserve Creek property has the potential to host a significant gold deposit and lots of room for continued exploration.


Eabametoong First Nation
Mafic Volcanic Rocks
2 Felsic Volcanic Rocks
Metasediments
Felsic Intrusive Rocks
RESERVE CREEK PROPERTY
Eabamet Lake
Williamson A, B, C Gold Zones
0
10
kilometres

RESERVE CREEK GEOLOGY MAP



EXPLORATION

QUÉBEC

Why explore for mineral deposits in Québec? The Fraser Institute ranks Québec as one of the world's highest mineral potential regions and one of the most attractive areas for investment. Québec supports exploration and mining like no other jurisdiction. The Province encourages pro-mining, balanced policies that recognize the value mining brings to local economies. It provides good infrastructure, excellent geological data bases and cash rebates second to none. Financial incentives for projects located in the Near-North region include a 12% mining duties rebate plus a 33% exploration tax rebate, for a combined return of 45% on each exploration dollar invested!

Part of our mandate with Goldcorp is to generate new gold projects in Québec for potential future development. Our objective is to identify projects that have the same geology and mineral potential as known mines within major Canadian mining camps. Eastmain currently holds six prospective projects in the province of Québec.

Clearwater

Our Clearwater project is one of only a few active undeveloped gold deposits in the Canadian Shield. The project is located 350 km northwest of the mining town of Chibougamau and 5 km (3 miles) northeast of the Eastmain River, which flows west into James Bay. Geologically similar to many major gold mining camps in Ontario and Québec, Clearwater covers 84 square km of prime gold country. In May of 2002 Eastmain acquired an option from SOQUEM Inc. to increase its interest in the project from 50% to 75%, in exchange for $2.5 Million in exploration expenditures over a four-year period. A little over a year later, SOQUEM waived its back-in right to Clearwater in exchange for 1 million common shares of Eastmain. Through government exploration-incentive rebates the Company has been able to reduce its net expenditures at Clearwater by 60% while essentially completing its earn-in requirement – two years ahead of schedule!

What's so great about Clearwater?
In 1987, Westmin Resources Inc. drilled a gold-in-soil anomaly and intersected a 2-metre-wide vein grading 497 gpt gold or 14.5 oz/ton across 6.5 feet. Within this interval a narrow section assayed 9,286 gpt – 271 oz/ton! Subsequent exploration by both SOQUEM and Eastmain has continued to discover high-grade gold at surface and at depth in a three-dimensional deposit known as Eau Claire. Each year that deposit gets larger and to date remains open in all directions. Clearwater has the potential to become a world-class gold discovery.

Eau Claire Gold Deposit
The Eau Claire gold deposit, situated at the western end of the Clearwater property, straddles an east-west structural zone or gold pathway known as the Cannard Break. The deposit consists of multiple parallel veins composed of quartz and tourmaline containing very fine gold. The Main Group consists of multiple parallel veins composed of quartz and tourmaline containing very fine gold. The Main Group Veins ("MGV") range from 1 to 8 metres (3.3 to 26 ft) in thickness with an average width of 1.5 metres and occur as sheets aligned in an en echelon pattern. These veins extend for hundreds of metres laterally and to below 600 metres (1,969 ft) vertical depth.

Work to date has uncovered gold-bearing veins over an area of 1.1km (3,602 ft). Gold veins have been delineated from grid co-ordinates 900W to 200E, with the MGV outcropping at 450W. Trenching has been instrumental in our understanding of the vein system at Clearwater. Exposure of the MVG during a surface-trenching program in 1999 increased the size of the Eau Claire deposit by over 260% from resources reported in 1995. Two parallel veins within the MVG, P and JQ, demonstrated remarkable grade and continuity. These veins were channel sampled using a rock saw at 5-metre intervals. The JQ vein, traced for 167 metres, contains an average grade of 30.4 gpt gold (0.89 oz/ton along a length of 550 ft) and



CLEARWATER GEOLOGY PLAN



Highlights
Gold mine camp geology
Major east-west Gold Pathway
Eau Claire on Key Trend
Gold resource open at depth
Potential for new discoveries
Eau Claire Gold Deposit
75°45'
Gold Pathway
Key Trend
52°10'
0
5 km



Felsic volcanic rocks
Sediments
Sulphide horizon
Tonalite
Mafic volcanic rocks
Au
Cu

includes grades of up to 271.5 gpt (7.93 oz). The P vein, situated just metres south of JQ, assayed an average of 18.1 gpt gold for 138 metres (0.53 oz/ton for a length of 450 ft) including grades to 220.26 gpt (6.43 oz). Gold occurs as very fine flour-sized particles and grade can be extremely variable from sample to sample, however the average grade and high number of multi-ounce gold assays are consistent with results from the famous gold mines of Red Lake and Timmins, Ontario.

Work Programs

In the two years Eastmain has managed Clearwater, the Corporation has completed two phases of drilling totaling 17,879 metres in 37 holes, with the objective of expanding the gold resource towards a one-million-ounce threshold. Over 200 gold-bearing vein intersections were obtained in 2002/2003 drilling, including 55 vein intersections with an average grade of 9.63 gpt gold (0.28 oz) across a minimum 1.5-metre horizontal thickness. Holes drilled into the Eau Claire deposit in 2003 resulted in 100 gold-bearing vein intersections, of which 18 intersections contained an average grade of 10 gpt gold (0.29 ounces). Ten of these vein intersections assayed from 15.9 to 44.9 gpt (0.46 to 1.31 oz).

2003 Drilling

The 2003 drill program consisted of 19 holes totaling 7,366 metres or 24,167 ft. Using a wide-spaced drill pattern, with



EXPLORATION

holes 100 metres or more apart, we have systematically traced the MGV laterally and vertically from surface continuously to over 800 metres down-dip (2,625 ft). ER03-29, the deepest hole into the deposit, intersected *18 gpt gold across 1.5 metres* in the MGV at *655 metres down-hole* (0.53 oz/ton over 4.9 ft at 2,149 ft). This intersection yields the same average gold grade as the P Vein exhibits at surface and includes a half-metre interval assaying 44.9 gpt gold or 1.31 oz! Twenty-four half-metre samples assaying 0.5 to 44.9 gpt gold within a 30-metre interval at the bottom of hole ER03-29 indicate a large gold-bearing system is evident in this area. And the deposit is open at depth.

Hole ER03-21 is also extremely important as it confirms the deposit is wide open to the east. At a vertical depth of 300 metres (984 ft), hole 21 intersected a 2.5-metre-thick vein grading 7.69 gpt gold (0.22 oz/ton across 8.2 ft), including a one-metre interval at 17.7 gpt (0.52 oz) on the eastern edge of the deposit.

Six exploration holes totaling 1,418 metres were drilled outside the main deposit area. All but two of these returned gold values. Two holes drilled into the Rosemary grid 2 km southwest of Eau Claire intersected sericite-pyrite-altered feldspar porphyry containing minor gold, making this a second priority target. Two holes drilled 2 km to the southeast, to test a coincident soil and IP anomaly in the Aupapiskach grid area, intersected some veining but had no significant gold values. To better understand the geology in this area trenching has been recommended.

In addition to expanding the Eau Claire gold resource, our objective is also to locate a second gold deposit on the Clearwater Property. In the major mining camps of the Canadian Shield gold deposits often occur in clusters. We *have every reason to expect to find more gold at Clearwater,* both in the deposit and elsewhere on the property. With these objectives in mind, over 3,000 metres of surface trenching was completed in 2003. Three 500-metre-long trenches were washed and sampled in the eastern half of Eau Claire. These resulted in the discovery of several new veins. A new vein located at 200E/050S averaging 9.53 gpt gold across 1.5 metres (0.28 oz/ton over 4.9 ft), included 3 half-metre intervals ranging from 11.7 to 25.7 gpt gold (0.34 to 0.75 oz/ton). A second vein and alteration zone exposed at 200W/170N returned one sample at 7.72 grams gold per tonne.

Two kilometres southwest of the Eau Claire deposit 3 regional trenches were *completed on the Rosemary Grid to test* anomalous gold and tellurium in soils. Trenching unearthed a pyritized, silicified zone at the contact between mafic and felsic volcanic rocks.

Eau Claire Gold Resource

After completing 10,512 metres (34,449 ft) of drilling in 18 holes in 2002, Eastmain estimated the Eau Claire gold deposit contains 631,698 ounces of gold, from a combined indicated *and inferred resource of 2,666,493 tonnes grading* 7.37 gpt gold (0.22 oz/ton). With assays cut to a maximum of 34.28 gpt gold (1 oz) the combined resource grade is 6.75 gpt gold (0.20 oz/ton). This estimate gives an 80% increase in the contained ounces of gold in one-year! The additional gold *resources were classified as "inferred ore" due to the broad* drill spacing (100-metre intervals) used in the 2002 program. Eastmain utilized the same procedures established by SOQUEM in earlier resource calculations. Using a 4.0 gpt gold cut-off grade and a minimum horizontal thickness of 1.5 metres, Eastmain reports an indicated resource of 1,024,968 tonnes grading 9.43 gpt gold (0.28 oz/ton) or 8.15 gpt with assays cut to 34.38 gpt (1 oz). An inferred resource of 1,641,525 tonnes at 6.08 gpt (0.20 oz) or 5.88 gpt cut-grade was also calculated using a 2.5 gram cut-off grade. Drill-hole grade was projected half the distance between holes to a

2002 GOLD RESOURCE

	Tonnes	Grade	*Cut Grade	Ounces	Ounces (*cut)
Indicated	1,024,968	9.43	8.15	310,957	268,559
Inferred	1,641,525	6.08	5.88	320,741	310,287
Total	2,666,493	7.37	6.75	631,698	578,846

*Cut grade – assays cut to 34.28 grams gold per tonne



L-11 W
L-9 W
L-7 W
L-5 W
L-3 W
L-1 W
L-1 E
L-2 E
L-3 E
L-4 E
4 N
3 N
2 N
1 N
1 S
2 S
3 S
4 S
7 N
BL 0+00
Az. 085
Gold-bearing veins traced
to >600 m depth
Key Trend
450 West Zone
Discovery Hole
DDH 87-06
497 g/t Au/2m
incl. 9,286 g/t Au
6.77 g/t Au/4.8m
incl. 25.6 g/t Au
5.02 g/t Au/5.4m
incl. 21.0 g/t Au
21.3 g/t Au/67m x 1.0m
incl. 119 g/t Au/1.2m
Tourmaline Zone
67.1 g/t Au/3.9m
R Vein
58.2 g/t Au/26m x 1.08m
JQ Vein
30.4 g/t Au/167m x 1.3m
P Vein
18.1 g/t Au/138m x 1.23m
118 g/t Au/22m x 0.6m
incl. 355 g/t Au/0.91m
V16
V12
ER03-32
N
M
L
S
R
JQ
P
I
H
G
F
D
C
B
C Vein
visible gold
B Vein
visible gold
Au-Cu-Ag sulphide zone
ER03-33
ER03-24
ER03-36
ER03-25
ER03-26
ER02-08W
ER02-09W
ER02-05W
ER02-06W
ER02-11W
ER03-23
ER03-22
ER03-27
ER02-08
ER02-09
ER02-10
ER02-11
ER02-12
ER02-13
ER02-14
ER02-15
ER02-16
ER02-17
ER02-18
ER03-20
ER03-19
ER03-37
ER02-21
ER02-07
ER02-05
ER02-06
ER02-01
ER02-02
ER02-03
ER02-04
ER03-28
ER03-29
Legend
Stripped and sampled area
Ore vein
Gold Pathway
ER03-29
Drill hole
length metres
width metres
JQ Vein
30.4 g/t Au/167m x 1.3m
Average gold grade from channel samples taken every 5m
0
300 m

CLEARWATER PROJECT PLAN





maximum of 50 metres (164 ft) within an ore shoot and to a maximum of 25 metres where zones are still open. A specific gravity of 2.85 tonnes/m^3 was used to calculate the tonnage.

The indicated resource consists of eight quartz-tourmaline veins, D, G, H, I, JQ, P, R and S. There are 4 additional veins and one sulfide zone included in the inferred resource (6V1, 6V2, 6V3, 6V4 and Au-Cu-Ag zone). 74% of the total contained gold resource comes from five veins – G, H, I, JQ and P. There are numerous other gold-bearing veins within the deposit sequence that have not been included in this resource estimate due to a lack of drilling around them. Some of these veins may be added to the estimate with additional drilling and exploration.

Metallurgy

As previously reported, metallurgical work on the deposit has established that gold is readily recoverable from the veins at Eau Claire. Composite samples taken from the P, JQ, R and V16 veins indicate that on average 63% to 79% of the gold can be extracted by a gravity circuit and 95.7% to 98.6% of the gold will be recovered by conventional extraction methods. Specific gravity measurements necessary for estimating tonnage are consistent at 2.85 tonnes m^3. A suite of accessory elements typically found in producing gold mines, including silver, tellurium, bismuth, and molybdenum characterizes the deposit. Studies also indicate the contained gold is extremely fine, thereby requiring a fine grind for full recovery.

FUTURE EXPLORATION

We foresee a marked positive change in project economics and dynamics.

An updated resource estimate is in progress and will be issued prior to the 2004 field season. The Corporation anticipates completing its 75% earn-in before the second anniversary date of our option agreement with SOQUEM. Clearwater will become a 75/25 joint venture with Eastmain retaining management of the project. The Eau Claire gold deposit is open at depth and open laterally to the east and west. A prominent southeasterly trend of elevated gold values is evident from the Main Group of Veins.

Future work programs will focus on increasing the size of the contained gold resource at Eau Claire and defining the economic parameters of the project through a scoping study. They will also include continued property-wide exploration for a second gold discovery.

The success of the project is strongly influenced by the continued financial support of the province of Québec and improved infrastructure from Hydro Québec's EM-1 power generation project. Infrastructure is key to developing new mines. Eastmain has been a happy beneficiary of new development at EM-1. Construction of a small community designed to support a workforce of 2,500 people, located only kilometres from our gold deposit at Clearwater, augments the completion of a C$34 Million all-weather road to the Eastmain River. Planned bridge construction crossing the Eastmain River, which Hydro Québec expects to have completed by August 2004, will add a new dimension to the exploration of Clearwater. We foresee a marked positive change in project economics and dynamics.


CREDIT
SUISSE
10 OZ
FINANCIALS

Management's Discussion and Analysis

The Corporation had cash and short-term investments of $1,470,769 as at July 31, 2003 compared with $2,099,207 as at July 31, 2002. During the reporting period Eastmain raised $1,263,400 through private placements and the exercise of warrants at an average price of $0.42 per share. SIDEX Mining Fund, the Contrarian Fund and management participated in these placements. Sprott Asset Management also exercised warrants from a previous placement completed in May 2002.

Subsequent to the year-end the Company, through Fort House Inc., completed a private placement offering of 8,800,000 units at $0.50 per unit, for gross proceeds of $4,400,000. Each unit consisted of one common share and one-half of one share-purchase warrant. Each whole warrant is exercisable into common shares at a price of $0.60 per share, expiring October 2005. Goldcorp Inc. purchased 2,000,000 units of this placement as part of a five-year strategic alliance agreement with the Corporation. Eastmain raised additional gross proceeds of $1,850,000 in flow-through funds at $1.05 per share in December 2003. Goldcorp, management and three other financial institutions participated in this placement. 880,952 share-purchase warrants were issued at an exercise price of $1.25 per share and are valid until June 2005 as part of the placement.

As at December 31, 2003 there were 8,159,863 share-purchase warrants outstanding for proceeds of $5,368,971. As of December 31, 2003 there were 1,325,000 share-purchase options outstanding, which have been issued to officers, directors and service providers of the company. The Corporation also had an estimated $984,230 in receivable resource tax credits and mining duties due from the province of Québec.

The Company relies on private-placement financings and joint-venture partnerships to fund our exploration programs. Our ability to finance these programs is contingent upon the success of our exploration programs, the resource market, metal prices, and investor interest in the mining industry. Eastmain participates in a volatile industry where fluctuating metal prices, changing government policy and social attitudes can adversely affect share performance, through no fault of the Corporation.

In May 2002, Eastmain acquired an option to earn 75% interest in the Clearwater Project by completing $2.5 Million in exploration over a four-year period. In July 2003, the Corporation issued one million common shares to SOQUEM Inc. in exchange for elimination of SOQUEM's back-in rights to the project. The Corporation anticipates completing its earn-in prior to the second anniversary date of the option agreement. In June 2003, the Government of Québec announced a 45% combined tax rebate on all non-flow-through exploration expenditures completed on projects located in the Near-North of Québec. These rebates effectively reduce the Corporation's earn-in requirement at Clearwater to $1.0 Million.

In October 2003, Eastmain acquired an option to earn a 50% interest in the Reserve Creek gold project from Slam Exploration Ltd. in exchange for $1.1 Million in work expenditures over a three-year period and the issuance of 360,000 shares of Eastmain. Eastmain has the option to earn 100% interest in the Plummer Additional property from Phelps Dodge Corporation by completing $300,000 in exploration over a three-year period. Eastmain also has the option to earn a 50% interest in the CNE properties by completing $1.5 Million in exploration prior to April 30, 2005. Dianor Resources Inc. has an option to earn a 50% interest in Eastmain's Abitibi Extension Project by funding $500,000 in exploration over a five-year period.

Financial Statements

The accompanying financial statements have been prepared by management in accordance with accounting principals accepted in Canada. Management is responsible for the integrity and objectivity of information contained in this annual report. These statements have been prepared using policies and procedures established by management, and reflect fairly the Company's financial position and results of operations for the period ending July 31, 2003.

The Audit Committee of the Board of Directors, comprised of three unrelated directors, has reviewed the financial statements in detail. External auditors appointed by the shareholders have also examined these statements. Their examination provides an independent assessment as to management's discharge of its responsibilities with respect to the fairness of reporting operating results and financial conditions. The auditors have full and free access to the Audit Committee.

Donald J. Robinson,
President and Chief Executive Officer
December 31, 2003

To the Shareholders of Eastmain Resources Inc.

We have audited the balance sheets of Eastmain Resources Inc. as at July 31, 2003 and July 31, 2002 and the statements of loss and deficit and cash flows for each of the years in the three years ended July 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2003 and July 31, 2002 and the results of its operations and its cash flows for each of the years in the three years ended July 31, 2003 in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario
October 22, 2003

Stern & Lovrics
Chartered Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

The United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to these financial statements. Although we conducted our audit in accordance with both United States of America and Canadian generally accepted auditing standards, our report to the shareholders dated October 22, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Toronto, Ontario
October 22, 2003

Stern & Lovrics
Chartered Accountants

BALANCE SHEETS

	July 31 2003	July 31 2002
ASSETS		
CURRENT		
Cash and cash equivalents	$ 1,470,769	$ 2,099,207
Marketable securities (Note 2)	49,125	49,125
Prepaid and sundry receivables	162,278	51,107
	1,682,172	2,199,439
EQUIPMENT (Note 3)	99,727	28,321
MINING PROPERTIES (Note 4)	1,257,972	899,102
DEFERRED EXPLORATION EXPENDITURES (Note 5)	6,760,256	6,697,651
	$ 9,800,127	$ 9,824,513
LIABILITIES		
CURRENT		
Accounts payable	$ 291,237	$ 143,927
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 6)	13,358,630	12,168,190
SHARE PURCHASE WARRANTS	312,793	-
CONTRIBUTED SURPLUS	6,500	-
DEFICIT	(4,169,033)	(2,487,604)
	9,508,890	9,680,586
	$ 9,800,127	$ 9,824,513

APPROVED ON BEHALF OF THE BOARD:



Donald J. Robinson
Director



John Hansuld
Director

The attached notes form an integral part of these financial statements

STATEMENTS OF LOSS AND DEFICIT

	July 31 2003	July 31 2002	July 31 2001
REVENUE			
Management	$ 6,189	$ 33,204	$ 22,745
Interest and dividends	67,661	80,741	57,053
	73,850	113,945	79,798
EXPENSES			
Writedown in deferred exploration expenditures	1,307,993	-	-
General and office administration	355,436	223,808	173,206
Professional fees	77,198	12,256	14,900
(Gain) loss on sale of investments	-	(51,432)	46,860
Amortization	14,652	5,323	21,850
	1,755,279	189,955	256,816
NET LOSS FOR YEAR	1,681,429	76,010	177,018
DEFICIT, beginning of year	2,487,604	2,411,594	2,234,576
DEFICIT, end of year	$ 4,169,033	$ 2,487,604	$ 2,411,594
BASIC AND DILUTIVE LOSS PER SHARE	$ (0.056)	$ (0.003)	$ (0.009)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	29,858,960	22,974,469	19,197,898

The attached notes form an integral part of these financial statements

STATEMENTS OF CASH FLOWS

	July 31 2003	July 31 2002	July 31 2001
CASH PROVIDED BY (USED FOR) OPERATIONS			
Net loss for year	$ (1,681,429)	$ (76,010)	$ (177,018)
Non-cash items:			
- (gain) loss on sale of investments	-	(51,432)	46,860
- amortization	14,652	5,323	21,850
- write down in deferred exploration expenditures	1,307,993	-	-
- stock option expense	6,500	-	-
	(352,284)	(122,119)	(108,308)
Changes in non-cash working capital:			
Prepaid and sundry receivables	(111,171)	(14,169)	(21,627)
Accounts payable	147,310	(4,510)	53,967
	(316,145)	(140,798)	(75,968)
FINANCING ACTIVITIES			
Capital stock issued	1,263,400	2,460,000	1,207,400
Issue expense	(66,016)	(114,148)	(19,845)
	1,197,384	2,345,852	1,187,555
INVESTING ACTIVITIES			
Acquisition of equipment	(86,059)	(29,039)	(4,847)
Acquisition of mining claims	(53,020)	(91,706)	(38,007)
Deferred exploration expenditures	(1,640,110)	(1,065,991)	(1,075,957)
Funding by joint venture partner	-	250,000	160,000
Government grants	269,512	14,000	63,500
Proceeds from sale of marketable securities	-	228,510	129,129
	(1,509,677)	(694,226)	(766,182)
INCREASE (DECREASE) IN CASH	(628,438)	1,510,828	345,405
CASH AND CASH EQUIVALENTS beginning of year	2,099,207	588,379	242,974
CASH AND CASH EQUIVALENTS end of year	$ 1,470,769	$ 2,099,207	$ 588,379

Supplementary information (Note 7)

The attached notes form an integral part of these financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

a) Nature of Financial Statements

The Company is in the exploration stage of operations. Exploration expenditures relating to mining properties in which an interest is retained are deferred. It is the intention that the acquisition costs and related deferred exploration expenditures would be amortized against net earnings from future mining operations. Acquisition costs and related deferred expenditures are written off if an entire group of mining claims have been disproved or abandoned. General operating expenses are written off in the year in which they are incurred.

The recovery of amounts shown for mineral properties and related deferred exploration costs is dependent on the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete the development of it's business interests and upon future profitable operations.

Although the Company has taken steps to verify title to mineral property interests in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

b) Future Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

c) Amortization

Amortization on the Company's equipment is provided for at 30% per annum on a declining balance basis.

d) Joint Ventures

The Company conducts some of its exploration activities on a joint venture basis. These financial statements reflect only the expenditures made by the Company for its proportionate interest in such joint ventures.

e) Fair Market Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid and sundry receivables, marketable securities and accounts payable approximate fair value given their short-term nature.

f) Use of Estimates

Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented. Changes in estimates and assumptions will occur based on additional information and the occurrence of future events.

g) Flow-through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related exploration costs have been charged to mining and resource properties.

h) Stock-Based Compensation Plan

Effective August 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants "CICA", Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" for accounting for stock-based compensation expense. Under this standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after August 1, 2002, are accounted for using the fair value based method, and are recorded as an expense in the period the stock-based payments are vested or the awards or rights are granted.

The Company has elected not to follow the fair value method of accounting for stock options granted to directors and employees. No compensation expense is recognized when stock options are granted if the exercise price of the stock options granted is at market value. Any consideration paid by the directors and employees on exercise of stock options or purchase of shares is credited to share capital. However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value based method, is disclosed as pro-forma information.

i) Loss per Share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of outstanding options and warrants would be anti-dilutive.

j) Income and Resource Taxes

Income and resource taxes are calculated using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recognized to the extent that recoverability of future income tax assets is not considered more likely than not.

2. MARKETABLE SECURITIES

The marketable securities are recorded at the lower of cost and market value.

3. EQUIPMENT

The equipment is recorded at cost and is comprised as follows:

	Cost	Accumulated Amortization	July 31 2003 Net Book Value	July 31 2002 Net Book Value
Computer equipment	$ 10,904	$ 3,894	$ 7,010	$ 3,637
Field equipment	109,039	16,322	92,717	24,684
	$ 119,943	$ 20,216	$ 99,727	$ 28,321

4. MINING PROPERTIES

The mining property claims are recorded at cost and consist of the following projects:

	July 31 2003	July 31 2002	July 31 2001
Clearwater	$ 572,822	$ 265,127	$ 230,823
Abitibi Extension	73,555	72,731	58,904
Railroad	38,178	37,178	23,122
Other	573,417	524,066	494,547
	$ 1,257,972	$ 899,102	$ 807,396

5. DEFERRED EXPLORATION EXPENDITURES

Deferred exploration expenditures are recorded at cost and are comprised as follows:

a)

	Balance July 31, 2002	(Net) Expenditures	Government Grants	Abandoned Mineral Property	Balance July 31, 2003
Clearwater	$ 2,257,823	$ 1,575,277	$ (269,512)	$ -	$ 3,563,588
Abitibi Extension	193,125	56,351	-	(210,043)	39,433
Railroad	880,303	4,901	-	-	885,204
Other	3,366,400	3,581	-	(1,097,950)	2,272,031
	$ 6,697,651	$ 1,640,110	$ (269,512)	$ (1,307,993)	$ 6,760,256

As at July 31, 2003, the Company has outstanding Mining Duties and Refundable Tax Credits from Resources Quebec and Revenue Quebec respectively amounting to approximately $900,000. As the Company has not received confirmation of these refunds these amounts have not been reflected in these financial statements.

b)

	Balance July 31, 2001	(Net) Expenditures	Government Grants	Abandoned Mineral Property	Balance July 31, 2002
Clearwater	$ 1,932,100	$ 325,723	$ -	$ -	$ 2,257,823
Abitibi Extension	110,964	82,161	-	-	193,125
Railroad	550,814	329,489	-	-	880,303
Other	3,301,782	78,618	(14,000)	-	3,366,400
	$ 5,895,660	$ 815,991	(14,000)	$ -	$ 6,697,651

c)

	Balance July 31, 2000	(Net) Expenditures	Government Grants	Abandoned Mineral Property	Balance July 31, 2001
Clearwater	$ 1,464,053	$ 505,547	$ (37,500)	$ -	$ 1,932,100
Abitibi Extension	83,158	27,806	-	-	110,964
Railroad	309,182	267,632	(26,000)	-	550,814
Other	3,186,810	114,972	-	-	3,301,782
	$ 5,043,203	$ 915,957	$ (63,500)	$ -	$ 5,895,660

5. DEFERRED EXPLORATION EXPENDITURES (contd.)

d) Projects subject to option and royalty agreements as at July 31, 2003:

Kidd Project

The Company holds an option to earn a 100% interest in the Butterworth claims, situated in Wark Township, Timmins, Ontario. The property is subject to a 10% Net Profits Interest Royalty, whereby Eastmain has the option to purchase one half of the royalty. The Company formed a 50/50 joint venture with Falconbridge Limited, which includes the Butterworth claims and adjacent claims owned by Falconbridge. Falconbridge must fund the next $150,000 in work expenditures to earn their 50% interest in this 112-hectare base metal project and the cost of the Butterworth option payments shall be divided equally among the joint venture partners. The owners of the Butterworth claims have accepted notice that further option payments will be suspended until market conditions improve.

Akweskwa Project

The Company has acquired the Akweskwa Project subject to a Net Smelter Return Royalty up to 2.5%, located near Timmins, Ontario. This 752-hectare property includes 9 patented claims optioned from Falconbridge Limited, 7 mining claims optioned from Hanson, 11 mining claims optioned from Bradbrook and 20 mining claims staked by the Company. Eastmain has earned a 50% interest in the Falconbridge claims and a 100% interest in the Bradbrook claims.

The owners of the Hanson claims have accepted notice that further option payments will be suspended until market conditions improve.

Clearwater Project

Eastmain holds a 50% interest in the 14,480-hectare Clearwater Project, located in Québec. Over the years, Eastmain has issued 200,000 Common Shares valued at $144,000 for this 50% interest. SOQUEM Inc. has earned the other 50% interest in the project by expending $2 Million. Eastmain purchased the outstanding 3% Net Smelter Return Royalty from Boliden Westmin (Canada) Limited in October, 2002, for $45,000.

In May 2002, Eastmain acquired an option to earn a 75% interest in the Clearwater Project by funding $2.5 Million in work expenditures over a four year period.

Lac Elmer Project

The Company holds a 50% interest in exploration permit PEM 0001121 totalling 5,000 hectares, located within the Eastmain River area, Québec, in joint venture with Barrick Gold Corporation. Barrick previously earned a 50% interest in the Lac Elmer Project by funding $1 Million in work expenditures.

BHP Agreement (includes Railroad and Abitibi Extension Projects)

The Company's 100% interest in lands formerly under BHP Minerals Canada Ltd.'s control or ownership in New Brunswick is subject to a 3% Net Smelter Return Royalty. Eastmain has the option to purchase one percent of the Net Smelter Return Royalty for $1 Million.

Eastmain and BHP Minerals amended their agreement on March 26, 1999, whereby the Abitibi Extension Project shall be subject to a 2% Net Smelter Return Royalty in favour of BHP. Eastmain has the option to purchase one-half of the royalty for $1 Million.

Rocky Lake - Otter Brook Project

The Company granted McBroom Resources Inc. an option to earn a 25% interest in the Rocky Lake - Otter Brook Project, located within the Bathurst Mining District, New Brunswick. McBroom earned its interest in the property by funding $200,000 in work. Any further work shall be funded on a pro rata share of expenditures. Any party failing to contribute its pro rata share of future expenditures shall have its interest converted to 10% net profits interest if its interest is diluted below 10%.

Abitibi Extension Project

Quaterra Resources Inc. acquired an option to earn a 50% interest in the Abitibi Extension Project in exchange for $1,530,000 in exploration expenditures and 300,000 Quaterra common shares prior to April 30, 2003. Quaterra contributed $900,000 towards its earn-in. Quaterra Resources Inc. dropped its option prior to earning any interest in the project.

Tingley Brook Project

Eastmain granted Bubbee Ventures Inc. an option to earn a 25% interest in the Tingley Brook Project, located within the Bathurst Mining District, New Brunswick. Bubbee earned its interest in the property by funding $150,000 in work. Any further work shall be funded on a pro-rata share of expenditures. Any party failing to contribute its pro-rata share of future expenditures shall have its interest converted to 10% net profits interest if its interest is diluted below 10%.

Stratabound Agreement

Eastmain acquired an option to earn a 50% interest in 394 claims owned by Stratabound Minerals Corporation, located within the Bathurst Mining District, New Brunswick. Eastmain must incur $1,500,000 in work expenditures prior to April 30, 2005 and issue 50,000 common shares to earn its interest.

The Company has the option to earn an additional 10% interest in the property for an additional $50,000 cash and $1,000,000 in exploration expenditures. Eastmain also has the right to contract mine the CNE zinc-lead-silver deposit, located on Mining Lease 251, and split equally any profits with Stratabound.

Railroad

Eastmain owns 100% of the Railroad project subject to a 3% Net Smelter Royalty held by BHP Billiton Limited. Eastmain has the option to purchase one-third of the royalty for $1 Million.

Plummer

Eastmain holds an option to earn 100% interest in 13 unpatented claims (192 hectares) located in the Sault Ste. Marie Mining Division of Ontario from Phelps Dodge Corporation of Canada Limited. Eastmain must incur expenditures of $300,000 on exploration or development on the property, including 1,000 metres of diamond drilling prior to January 31, 2005.

6. CAPITAL STOCK

a) The following table sets forth the changes in issued and outstanding Common Shares of the Company:

	Number of Shares	Amount
Authorized:		
Unlimited common shares		
Issued and outstanding - July 31, 2000	17,884,754	$ 8,634,784
Issued during year		
- private placement (b) (net of $14,046 issue expenses)	1,000,000	685,954
- private placements (c) (net of $5,800 issue expenses)	1,449,715	501,600
Issued and outstanding - July 31, 2001	20,334,469	9,822,338
Issued during year		
- private placements (d) (net of $30,000 issue expenses)	2,160,000	510,000
- private placement (e) (net of $84,148 issue expenses)	6,100,000	1,745,852
- exercise of warrants (c)	200,000	90,000
Issued and outstanding - July 31, 2002	28,794,469	12,168,190
Issued during year		
- private placement (f) (net of $12,207 issue expenses)	909,091	487,793
- private placement	100,000	30,000
- issued for mining claims (g)	15,000	5,850
- exercise of warrants	333,500	133,400
- private placement (h) (net of $17,378 issue expense)	1,000,000	332,622
- private placement (i) (net of $24,777 issue expense)	694,445	225,223
- issued for mining claims (net of $11,655 issue expense)	1,000,000	288,345
Share purchase warrants valuation [Note 6(I)]	-	(312,793)
Issued and outstanding - July 31, 2003	32,846,505	$ 13,358,630

b) Private Placement

In November 2000, the Company completed a private placement of 1,000,000 common share units at $0.70 per unit for an aggregate subscription price of $700,000. Each unit comprised one common share and one-half of one share purchase warrant. Each warrant was exercisable into common shares at a price of $0.80 per share, expiring November 2002.

c) Private Placements

In December 2000, the Company completed a private placement of 750,000 common share units at $0.35 per unit for an aggregate subscription price of $262,500. Each unit comprised one common share and one-half of one common share purchase warrant. Each warrant was exercisable into common shares at a price of $0.45 per share, expiring June 2002. In June 2002 there were 200,000 warrants exercised for proceeds of $90,000.

In December 2000, the Company also completed an additional private placement of 699,715 common shares at $0.35 per common share for an aggregate subscription price of $244,900.

d) In December 2001, the Company completed a private placement of 2,160,000 common shares at $0.25 per share for an aggregate subscription price of $510,000. A total of 200,000 broker's warrants, valid for a period of two years, were issued at a price of $0.25 per share. Management subscribed for 160,000 common shares from this placement.

e) In May 2002, the Company completed a private placement of 6,100,000 common share units at $0.30 per unit for an aggregate subscription price of $1,830,000. Each unit comprises one common share and one-half of one common share purchase warrant. Each warrant is exercisable into common shares at a price of $0.40 per share expiring May 2003.

f) In August 2002, the Company completed a private placement of 909,091 common share units at $0.55 per unit for an aggregate subscription price of $500,000. Each unit comprises one common share and one-half of one common share purchase warrant. Each warrant is exercisable into common shares at a price of $0.75 per share expiring February, 2004.

g) In December 2002, the Company issued 15,000 common shares and 50,000 warrants in exchange for mining property claims. Each warrant is exercisable into common shares as follows:

@ $0.55 per share expiring December, 2003
@ $1.00 per share expiring December, 2004
@ $1.50 per share expiring December, 2005
@ $2.00 per share expiring December, 2006

h) In July 2003, the Company completed a private placement of 1,000,000 common share units at $0.35 per unit for an aggregate subscription price of $350,000. Each unit comprises one common and two half common share purchase warrants. The exercise price on the one-half of the warrants will be $0.45 and the exercise price on the second one-half of the warrants will be $0.60. Each whole warrant is exercisable into common shares expiring January, 2005.

i) In July 2003, the Company completed a private placement of 694,445 flow through common share units at $0.36 per unit for an aggregate subscription price of $250,000. Each unit comprises one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into common shares at a price of $0.45 per share expiring July, 2004. In this private placement, 65,000 broker's warrants were issued at an exercise price of $0.40 per share, expiring in July, 2004.

j) The Company has a stock option plan available to directors, officers, employees and other service providers of the Company. A maximum of 2,900,000 Common Shares may be issued under the Plan from time to time at prices not less than the market price of the Common Shares at the date of the grant. The number of Common Shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding Common Shares at the date of such grant.

	Number of Options			Weighted Average Exercise Price		
	2003	2002	2001	2003	2002	2001
Outstanding, beginning of year	1,770,000	1,470,000	1,370,000	$0.40	$0.43	$0.43
Granted during year	25,000	300,000	100,000	$0.34	$0.26	$0.34
Cancelled or expired during year	(545,000)	-	-	$0.54	$ -	$ -
Outstanding end of year	1,250,000	1,770,000	1,470,000	$ 0.33	$0.40	$0.43

6. CAPITAL STOCK (contd.)

j) Stock options outstanding as at July 31, 2003:

Number Of Options	Exercise Price	Expiry Date
825,000	.36	February, 2005
100,000	.34	May, 2006
300,000	.26	February 2007
25,000	.34	November, 2007
1,250,000		

Effective August 1, 2002, the Company applied the fair value method of accounting for stocked based compensation awards to non-employees and accordingly $6,500 was recorded as consulting expense and contributed surplus relating to 25,000 options granted to a non-employee in November 2002. For purposes of this calculation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grant: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.5% and expected life of five years. The consulting expense was included in general and administration of the Statements of Operations and Deficit.

k) As at July 31, 2003, the Company had the following share purchase warrants outstanding:

Warrants	Price Per share	Expiry Date
200,000	$ 0.25	December 2003
454,546	0.75	February 2004
500,000	0.45	February 2005
500,000	0.60	February 2005
347,223	0.45	July 2004
65,000	0.40	July 2004
50,000	0.55	December 2003
	1.00	December 2004
	1.50	December 2005
	2.00	December 2006

l) The fair value of the share purchase warrants has been estimated using the Black-Scholes pricing option model and this will be disclosed as a separate item of shareholders' equity. The assumptions used for the valuation of the respective warrants were:

i Warrants issued on private placement
Dividend yield 0%, expected volatility 100%, risk-free interest rate 4.5% and an expected life of eighteen months. Value assigned to 454,546 warrants is $98,636.

ii Warrants issued on private placement
Dividend yield of 0%, expected volatility 100%, risk-free interest rate 4.5% and an expected life of twenty-four months. Value assigned to 1,000,000 warrants is $156,000.

iii Broker's warrants issued on private placement
Dividend yield of 0%, expected volatility 100%, risk-free interest rate 4.5% and an expected life of twelve months. Value assigned to 65,000 broker's warrants is $10,335.

iv Warrants issued on private placement
Dividend yield 0%, expected volatility 100%, risk-free interest rate 4.5% and an expected life of twelve months. Value assigned to 347,223 warrants is $40,972.

v Warrants issued for mineral properties
Dividend yield 0%, expected volatility 100%, risk-free interest rate 4.5% and an expected average life of twenty-four months. Value assigned to 50,000 warrants is $6,850.

7. SUPPLEMENTARY INFORMATION

Cash and cash equivalents are comprised as follows:

	2003	2002	2001
Cash	$ 679,792	$ 169,186	$ 114,654
Short term investments	790,977	1,930,021	473,725
	$ 1,470,769	$ 2,099,207	$ 588,379

	2003	2003	2002
Cash paid during the year for interest	$ -	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -	$ -
Non-cash financing and investing activity:			
Issue of common shares for exploration properties	$ 305,850	$ -	$ -

8. RELATED PARTY TRANSACTIONS

Transactions with related parties not disclosed elsewhere in these financial statements are as follows:

	2003	2002	2001
Management wages to a director	$ 96,000	$ 96,000	$ 96,000
Premises rent to a director	9,600	9,600	9,600
Geological and administrative fees to a private company controlled by an executive of the company	85,142	93,100	83,849

9. INCOME TAXES

The Company estimates that $4,649,734 ($3,200,266 in 2002 and $2,818,083 in 2001) of various classes of exploration expenses can be applied against taxable income in subsequent taxation years.

In addition, the Company has remaining losses of approximately $1,245,983 carried forward for income tax purposes. These may be used until the year 2010 to reduce income which would otherwise have been taxed. No provision has been recorded in these financial statements for this possible tax benefit. These losses expire as follows:

2004	$ 196,369	2008	$ 121,659
2005	167,489	2009	148,917
2006	195,523	2010	398,785
2007	17,241		

The Company has future tax assets, none of which are reflected in the financial statements due to a full valuation allowance as described in Note 1(j).

10. SUBSEQUENT EVENTS

Subsequent to year end, the Company completed a private placement for 8,800,000 units at $0.50 per unit for total proceeds of $4,400,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into common shares at a price of $0.60 per share, expiring October, 2005.

In addition, the Company entered into an agreement with Slam Exploration Ltd. to purchase the option to earn a 50% interest in the Reserve Creek Project by completing $1.1 Million in exploration expenditures and by issuing 360,000 common shares over a three year period. In October, 2003, the Company issued 90,000 common shares valued at $53,100.

11. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these financial statements are as indicated below:

Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 1. For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration. Any writedown of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the writedown occurred. For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

If these financial statements were prepared in accordance with U.S. GAAP, the impact on the balance sheet would be as follows:

	July 31, 2003	July 31, 2002	July 31, 2001
Mining properties under Canadian GAAP	$ 1,257,972	$ 899,102	$ 807,396
Deferred Exploration Expenditures under Canadian GAAP	6,760,256	6,697,651	5, 895,660
Mining properties under U.S. GAAP	-	-	-
Deferred Exploration Expenditures under U.S. GAAP	-	-	-
Deficit under Canadian GAAP	$ (4,169,033)	$ (2,487,604)	$ (2,411,594)
Mining properties	1,257,972	899,102	807,396
Deferred Exploration Expenditures	6,760,256	6,697,651	5,895,660
Deficit, under U.S. GAAP	$ (12,187,261)	$ (10,084,357)	$ (9,114,650)

In addition, the impact on the statements of loss would be as follows:

	July 31, 2003	July 31, 2002	July 31, 2001
Net loss for the year under Canadian GAAP	$ 1,681,429	$ 76,010	$ 177,018
Mining properties	358,870	91,706	38,007
Deferred Exploration Expenditures, net	62,605	801,991	852,457
Net loss for the year under U.S. GAAP	$ 2,102,904	$ 969,707	$ 1,067,482
Loss per share under U.S. GAAP	$ 0.07	$ 0.04	$ 0.05

For U.S. GAAP purposes, the Company has adopted APB Opinion No. 25, Accounting for Stock Issued and Employees (APB25), to account for stock based compensation to employees and directors using the intrinsic value method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at July 31, 2003, no compensation cost has been required to be recorded for any period under this method as the option price has been equal to the market price on the date of the grant.

The Statement of Financial Accounting Standards. No. 123, Accounting for Stock-Based Compensation (SFAS123), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognised over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model, assuming no dividends are to be paid, vesting occurring on the expiration of the grant, volatility of 100%, and an annual risk free rate of 4.5%.

Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported:

	July 31, 2003	July 31, 2002	July 31, 2001
Net loss under U.S. GAAP	$ 2,102,904	$ 969,707	$ 1,067,482
Pro-forma stock compensation	-	59,700	26,000
Pro-forma net loss under U.S. GAAP	$ 2,102,904	$1,029,407	$ 1,093,482
Pro-forma loss per share under U.S. GAAP	$ 0.07	$ 0.04	$ 0.06

MANAGEMENT

Donald J. Robinson, Ph.D., has been President and director of Eastmain since 1994. Dr. Robinson formerly operated a private consulting firm, Robinson Exploration Services Limited ("RESL"), which specialized in the exploration of base and precious metals within Canada, the United States and Australia. For two years he managed the exploration of a gold-rich VMS discovery at Lewis Ponds, Australia for Tri Origin Exploration Ltd. Prior to forming RESL, Dr. Robinson initiated an integrated base and precious metal program, on behalf of Westmin Resources Ltd., which led to the discovery of the Eau Claire gold deposit at Clearwater. Dr. Robinson earned a Ph.D. degree from the University of Western Ontario in 1982. His thesis, based on the Redstone nickel-copper deposit located near Timmins, Ontario was sponsored by BHP Minerals Canada Ltd. (formerly Utah Mines Ltd.). Dr. Robinson devotes 100% of his time to affairs relating to the Corporation.

Catherine I. Butella, B.Sc. (Geology), Exploration Manager of Eastmain since 1996, has over 20 years of diversified experience in the exploration of uranium, base and precious metals and PGEs. Ms. Butella was a nominee for the PDAC's "Prospector of the Year Award" in 1983 for the discovery of a barite deposit located in the Hemlo Mining Camp. She was an integral part of the exploration team at Battle Mountain Gold's Pagingo mine in Australia and worked with Dr. Robinson at Tri Origin's Lewis Ponds VMS discovery. As President of Shawonis Explorations and Enterprises Ltd., Ms. Butella has provided management and geological consulting services for a number of clients in Canada and Australia.

Jay Goldman, B.A., MBA, LL.B., a partner in the law firm Goodman & Carr, became Secretary of Eastmain in 1998. From 1993 to 2000, Mr. Goldman was a partner in the law firm Beach Hepburn. Prior to 1993, Mr. Goldman was an associate at the law firm of Tory Tory DesLauriers & Binnington.

John A. Hansuld, Ph.D., a director of Eastmain since 1986, is a mining executive with an extensive background in exploration in North and South America and the former Soviet Union. Dr. Hansuld received his Ph.D. in Geological Sciences from McGill University in 1961 and a P.M.D. from Harvard Business School in 1968. Dr. Hansuld is the former Past-President and CEO of Canamax Resources Inc. and the past Senior Vice-President for Amax Inc. Dr. Hansuld spearheaded the formation of Canamax Resources Inc., the Canadian successor to Amax, and in a period of only six short years moved three gold properties from exploration status to production. He was awarded "Mining Man of the Year" by the Northern Miner in 1988 and "Developer of the Year" by the Prospectors and Developers Association of Canada (PDAC) in 1989. Dr. Hansuld was President of the PDAC from 1993 to 1996 and the recipient of its "Distinguished Service Award" in 1997. In 1999, the "Past Presidents' Medal" of the Association of Exploration Geochemists was awarded to Dr. Hansuld for his services as a founder and its second president, and for his many contributions to the Association and to the mining industry. He currently serves as director to a number of junior mining companies.

Richard W. Hutchinson, Ph.D., a director since 1995 and Professor Emeritus at the Colorado School of Mines, is a leading authority on ore deposits throughout the world. Dr. Hutchinson was appointed to the Charles F. Fogarty Chair, Colorado School of Mines, from 1983 to 1994. He served as Professor of Economic Geology at the University of Western Ontario from 1964 to 1983. Between 1954 and 1964, Dr. Hutchinson was involved in the worldwide exploration of a wide variety of deposit types, including massive base metal sulphides, potash and porphyry molybdenite ores, for the American Metal Company and American Metal Climax (AMAX). With a combined background in industry and education, Dr. Hutchinson provides exploration consulting services on an international level to several large mining firms and government agencies. He frequently appears as a guest lecturer at worldwide conferences and has been the recipient of many prestigious awards.

Frank R. Kendle, B.Sc. (Geology), has been working with Eastmain since 1997 as the Company's digital data specialist. Mr. Kendle has 15 years experience in mining exploration within Canada and South America where he performs contract geological services for a number of clients. Prior to 1997, Mr. Kendle was Project Geologist for Noranda Mining and Exploration, managing programs in Argentina and Newfoundland.

William L. Koyle, a new appointee to the Board, Mr. Koyle brings strong business and financial skills to Eastmain. Since 1983, Mr. Koyle has been Chairman, CEO and a director of Interquest Incorporated, a publicly held Toronto-based investment finance and resource development company. Mr. Koyle is also Chairman of Interquest International Inc. and WorkGroup Designs Ltd., a publicly traded full-service management consulting and information technology firm. He has served on the board of a number of publicly held companies, including TSX-listed Spectral Diagnostics Inc. He is Co-Managing Director of European Trade and Technology Centre located in Germany and also serves on the board of a number of private companies. Mr. Koyle is currently Vice-Chairman of Canadian Warplane Heritage Museum, a non-profit organization, and a member of the Great War Flying Museum. Mr. Koyle attended The University of Western Ontario, and Templeton College, University of Oxford, where he completed the Senior Manager Development Programme.

John A. Vivash, a director since 1995, brings more than 40 years of financial service experience to the board of the Corporation. Mr. Vivash is currently the President and Senior Consultant for Vivash Consulting, a financial services consulting firm, and the past President and CEO of Manulife Securities International Limited and CIBC Securities Inc. Mr. Vivash is also former founding President and Chief Executive Officer of Fidelity Investments (Canada) Ltd. He has appeared as a guest lecturer at several Universities and Investment Seminars in Canada, the United States and Europe. Mr. Vivash is a director of several other Canadian and International public companies.

CORPORATE INFORMATION

OFFICERS & DIRECTORS

Donald J. Robinson
President, CEO, Director

Catherine I. Butella
Exploration Manager

Jay Goldman
Corporate Secretary

John A. Hansuld*
Director

Richard W. Hutchinson
Director

William L. Koyle*
Director

John Vivash*
Director

*Member of Audit Committee

AUDITORS

Stern & Lovrics
1200 Sheppard Ave. East, Suite 406
Toronto (North York), Ontario, Canada M2K 2S5

CORPORATE SERVICES

Duguay & Ringler
56 Temperance Street, 4th Floor
Toronto, Ontario, Canada M5H 3V5

LEGAL COUNSEL

Goodman & Carr
200 King Street West, Suite 2300
Toronto, Ontario, Canada M5H 3W5

TRANSFER AGENT

Equity Transfer Services Inc.
120 Adelaide St. West, Suite 420
Toronto, Ontario, Canada M5H 4C3
416-361-0152

SHARES LISTED

Symbol: ER
The Toronto Stock Exchange

CORPORATE OFFICE

36 Toronto Street, Suite 1000
Toronto, Ontario, Canada M5C 2C5

EXPLORATION OFFICE

RR#1
834572, 4th Line, Mono
Orangeville, Ontario, Canada L9W 2Y8

CONTACTS

Don Robinson / Cathy Butella

Tel: (519) 940-4870 Fax: (519) 940-4871

Email: robinson@eastmain.com
butella@eastmain.com

Website: www.eastmain.com

Corporate Communications:

Chad Steward

Tel: 604-669-5026

Email: ircommunications@telus.net





2004...

future outlook

The future looks bright for Eastmain Resources Inc.

Improving infrastructure at Clearwater will furnish Eastmain with *the opportunity to advance development* at the Eau Claire gold deposit. Ready-access to the property reduces the transportation and shipping costs of exploration and increases the profitability of ore. With a dwindling world gold reserve, senior mining companies are vying for undeveloped resources and partnerships with proactive junior explorers like Eastmain.

As gold continues to trend higher, investors can expect periodic spikes and short term dips in price. These dips will also be reflected in the share price of companies that explore for this lustrous metal, providing buying opportunities for the astute investor and opening doors for savvy explorers to negotiate progressive new ventures.

Well-run companies, like Eastmain Resources, will take advantage of such opportunities to strengthen their business plans. Knowing that long-term upward trends in the price of gold will add further value to our acquisitions, *we will continue* to seek new projects that can significantly add ounces to our growing gold assets.

With growth in mind, Eastmain is presently reviewing a number of gold projects and acquiring new land positions, while maintaining aggressive working budgets for our priority properties. For 2004, the Company expects to spend a minimum of $3.5 Million in exploration – a budget made possible through a fortified treasury and financial incentives offered by the Government of Québec.

In keeping with our pledge to improve investor awareness and gain a larger market share, we have committed to *participate in six North American Investment Forums for* 2004. Management will continue to garner market support, improve investor awareness and build our institutional shareholder base.

As new growth prospects emerge in the mineral sector we are positioned for success!

goals:

- To capture maximum value from increased ounces discovered over the next 3 years
- Complete a scoping study at Clearwater – define operating parameters for future mining
- Capitalize on Goldcorp strategic alliance – marketing, financing and discovery
- Initiate a major drill campaign at Reserve Creek
- Generate new projects and partnerships – target Canadian exploration proposals for low-cost, high-yield prospects
  Attract new joint-ventures to fund exploration of dormant projects
- Continue to build our market share

exploration, discovery, profitability

base

the bank

... sts at
a minimum
– use JV partne
money and
expertise
wherever
possible

Expand ou
marketing
campaign

Sustain a hig
level of invest
communications

Create and
maintain a
system to
deliver news to
shareholders
more rapidly



EXCEPTIONAL PROPERTIES, PARTNERS, PEOPLE.

EASTMAIN